January 25, 2007

Mail Room 4561

Paul Mann
President and Chief Executive Officer
Veridicom International, Inc.
Suite 500, 21 Water Street
Vancouver, British Columbia 98104-4023

> **Re:** **Item 4.02 Form 8-K**
> **Filed on September 26, 2006**
> **File No. 0-12382**

Dear Mr. Mann,

We have reviewed your response letter dated January 24, 2007 and have the following comments. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

From 8-K filed September 26, 2006

Prior Comment no. 2

1.   We note that the Company filed the December 31, 2005 Form 10-K/A and the March 31, 2006 Form 10-Q/A on September 22, 2006 to reflect the reportable event disclosed in your Item 4.02 Form 8-K filed on September 26, 2006. It is not clear to us how the Company was able to quantify the restatement and file these amendments within 2 days of "certain members" of the Board's conclusion that the December 31, 2005 and the March 31, 2006 financial statements should no longer be relied upon. Please provide us

with a detailed analysis of the events that led to the September 20, 2006 determination. Your analysis should include a timeline that addresses the following items:

Identify when management initially became aware of potential accounting errors, and:

- Describe the date management became aware of the potential accounting errors.
- Describe the events and material discussions that occurred from that point to the time management realized that financial statement restatements were necessary, including the corresponding time frame during which those events and material discussions occurred. Explain how the Company was able to file the applicable amendments 2 days after they became aware of the potential accounting error.

2. Clarify for us when the certain members of the Board became aware of the potential accounting errors.

- Describe the events and material discussions that occurred from that point to the time these members of the Board decided that the financial statement restatements were necessary, including the corresponding time frame during which those events and material discussions occurred.

3. Describe in detail, the role, and related timing, of your independent auditor in detecting the accounting errors, communicating those errors to management and the Board (or any of its members individually), and in providing any advice to   management or the audit committee regarding the need to restate prior financial   statements. Did your independent auditor advise management and/or the Board (or any of its members individually) that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to any of the previously issued financial statements that were restated, and if so, when?

4. Explain how you were able to file audited restated financial statements on September 22, 2006 only two days after certain members of the Board determined that such restatements were necessary. Also provide the following:

- Identify when management directed the accounting staff to prepare the restated financial statements. Explain the role of management and the Board in that directive and the rationale for that directive.
- Tell us when you advised the independent auditor that restated financial statements were being prepared; when they began their audit work on the restatement; when they requested management representations related to the restated financial statements; and when you provided them with draft and final management representations.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, please call Megan Akst, Staff Accountant at (202) 551-3407.

Sincerely,

Megan Akst
Staff Accountant